Aflac Incorporated 1st Quarter 2009 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share
Three Months Ended March 31,

	2009	2008

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$569	$474

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	466,097	478,138
Dilutive effect of share-based awards	1,035	6,279

Weighted-average outstanding shares used in the computation of earnings per share — diluted	467,132	484,417

Earnings per share:
Basic	$1.22	$.99
Diluted	1.22	.98

EXH 11-1